14501 N Fwy

Fort Worth, Texas 76177

March 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sarah Sidwell

Re:	Farmer Bros. Co.
Registration Statement on Form S-3
File No. 333-283765
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 25, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, February 28, 2025, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Farmer Bros. Co.

By:	/s/ Jared Vitemb
Jared Vitemb
VP, General Counsel, Secretary and Chief Compliance Officer